File No. 70-8461


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   AMENDMENT NO. 4
                                          TO
                                       FORM U-1
                              APPLICATION OR DECLARATION
                                        under
                    The Public Utility Holding Company Act of 1935

           ALABAMA POWER COMPANY                 GULF POWER COMPANY
           600 North 18th Street                500 Bayfront Parkway
        Birmingham, Alabama  35291            Pensacola, Florida  32501

           GEORGIA POWER COMPANY              MISSISSIPPI POWER COMPANY
         333 Piedmont Avenue, N.E.                 2992 West Beach
          Atlanta, Georgia  30308           Gulfport, Mississippi  39501

                         SAVANNAH ELECTRIC AND POWER COMPANY
                                 600 Bay Street, East
                               Savannah, Georgia  31401

                 (Name of company or companies filing this statement
                    and addresses of principal executive offices)

                                 THE SOUTHERN COMPANY

                (Name of top registered holding company parent of each
                               applicant or declarant)

      Art P. Beattie, Vice President,         Warren E. Tate, Secretary
          Secretary and Treasurer                   and Treasurer
           Alabama Power Company                 Gulf Power Company
           600 North 18th Street                500 Bayfront Parkway
        Birmingham, Alabama  35291            Pensacola, Florida  32501

     Judy M. Anderson, Vice President        Michael W. Southern, Vice
          and Corporate Secretary        President, Secretary and Treasurer
           Georgia Power Company              Mississippi Power Company
         333 Piedmont Avenue, N.E.                 2992 West Beach
          Atlanta, Georgia  30308           Gulfport, Mississippi  39501

                      Kirby R. Willis, Vice President, Treasurer
                             and Chief Financial Officer
                         Savannah Electric and Power Company
                                 600 Bay Street, East
                               Savannah, Georgia  31401

                     (Names and addresses of agents for service)

           The Commission is requested to mail signed copies of all orders, notices and communications to:

              W. L. Westbrook                  John D. McLanahan, Esq.
         Financial Vice President               Troutman Sanders LLP
           The Southern Company              600 Peachtree Street, N.E.
         64 Perimeter Center East                    Suite 5200
          Atlanta, Georgia  30346           Atlanta, Georgia  30308-2216
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          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.

               Item 1 is hereby amended by adding thereto the following:

               Each Operating Affiliate proposes that, in addition to a

          Special Purpose Subsidiary organized as either a limited

          liability company or a limited partnership, such Special Purpose

          Subsidiary may be organized as a trust (a "Trust").  Except as described below, the proposed Preferred Securities transactions effected through a Trust will be carried out in the same manner,

          will have the same terms and conditions, and will be subject to the same rules and regulations as the proposed Preferred

          Securities transactions effected through a Special Purpose

          Subsidiary organized as a limited liability company or limited partnership.

               Each Operating Affiliate further proposes that, in addition to, or as an alternative to, any tax-advantaged preferred equity financing transaction through a Special Purpose Subsidiary, it may issue Notes of such Operating Affiliate directly to investors without an intervening Special Purpose Subsidiary.  Such Notes will be unsecured and subordinated obligations of the Operating

          Affiliate.

               A.   In the case of a Trust, the Operating Affiliate will

          establish the Trust by depositing its Equity Contribution with an independent trustee (the "Trustee") under a declaration of trust or trust agreement.  It is contemplated that, at the closing of a

          Preferred Securities offering, the Trust simultaneously will (i)

          issue to investors for cash a senior class of trust certificates constituting the Preferred Securities (as defined in connection
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          with the other types of Special Purpose Subsidiaries), (ii)

          purchase from the Operating Affiliate a Note, and (iii) pay for the Note by delivering to the Operating Affiliate the cash proceeds of the Preferred Securities received from investors and a junior trust certificate representing the Equity Contribution

          (the "Junior Certificate").

               The holders of the Preferred Securities and the Junior

          Certificate will receive as distributions on payment dates their pro rata shares of payments received by the Trust on the Note,

          except that, in the event of default or partial payment by the

          Operating Affiliate on the Note, the payment entitlement of the

          Operating Affiliate as holder of the Junior Certificate will be subordinated to the payment entitlement of the investors as holders of the Preferred Securities.  Similarly, if on

          liquidation of the Trust, the proceeds from the sale or other liquidation of the Trust's assets were not sufficient to fully satisfy the payment entitlements of the Preferred Securities and the Junior Certificate with respect to principal, the payment entitlement with respect to principal of the Operating Affiliate as holder of the Junior Certificate will be subordinated to the payment entitlement of the investors as holders of the Preferred

          Securities.  The Trust Agreement will provide that holders of

          Preferred Securities will have only the rights expressly granted to them by the Trust Agreement, including the right to receive distributions and certain consensual rights expressly provided.

               The Operating Affiliate, as grantor of the Trust, will

          select the Trustee.  Additionally, unless and until there is a


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          default on the Note, (i) the Operating Affiliate will have the right to replace the Trustee, subject to any Trustee eligibility requirements set forth in the Trust Agreement, and (ii)

          consensual rights exercised by holders of Preferred Securities generally will be exercised by the Operating Affiliate, subject to certain protections for holders of Preferred Securities.  If a default under the Note occurs, the holders of Preferred

          Securities would have the right to replace the Trustee.  The

          Trustee would be required under the Trust Agreement to enforce the Trust's rights under the Note.

               As in the case of a limited liability company or limited

          partnership as a Special Purpose Subsidiary, the Note issued to the Trust will have a stated maturity (including any extension)

          of up to 50 years and will not be convertible into any other securities or assets of either the Operating Affiliate or the

          Trust.  The payment terms of the Note will be like those in a

          Preferred Securities offering through a limited liability company or limited partnership (including, for example, the Operating

          Affiliate's right to defer interest payments on the Note for up to five years), and it is proposed that distributions with respect to Preferred Securities (and interest payments on the related Note) may be payable on any periodic basis (monthly,

          quarterly, semi-annually, etc.).  The Trust Agreement may provide that the Operating Affiliate will guarantee distributions by the

          Trustee to holders of Preferred Securities subject to the Trustee having sufficient funds available for such distributions from payments received on the Note, and the Operating Affiliate, as


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          grantor under the Trust Agreement, may agree to pay the expenses of the Trust.

               It is contemplated that, for Federal income tax purposes,

          the Trust will be treated as a passive grantor trust and not as a partnership.  Accordingly, as in the case of a limited liability company or limited partnership Special Purpose Subsidiary, the

          Trust will not be subject to tax and the Operating Affiliate and investors holding Preferred Securities will be treated as the owners of the Trust and will be required to include in income their proportionate shares of the income of the Trust.  However,

          the information reporting procedure for a Trust would differ from the procedures used when the Special Purpose Subsidiary is a limited liability company or a limited partnership.  Investors would receive tax reporting information from their brokers on an

          IRS Form 1099, rather than the Schedule K-1.

               It is anticipated that the Trust will be exempt from status as an "investment company" under the Investment Company Act of

          1940, as amended, in reliance on the finance subsidiary rule

          (Rule 3a-5).

               B.   As stated above, each Operating Affiliate further

          proposes that such Operating Affiliate may issue and sell its

          Notes directly to investors, rather than utilizing a Special

          Purpose Subsidiary as a financing vehicle.










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                                      SIGNATURES

               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


          Date: October 10, 1995

                                   ALABAMA POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary



                                   GEORGIA POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary



                                   GULF POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary



                                   MISSISSIPPI POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary



                                   SAVANNAH ELECTRIC AND POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary




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